Item 2. Code of Ethics.
                                 CODE OF ETHICS

Pursuant to the requirements of Section 406 and 407 of the Sarbanes-Oxley Act of 2002, the NorthQuest Capital Fund, (the "Fund"), hereby adopts the following Code of Ethics, which applies to the Fund's principal executive, financial, and accounting officers or persons performing similar functions regardless of whether these indivuduals are employed by the Fund or a third party, is designed to deter wrongdoing and to promote:

 a) Honest and ethical conduct, including the ethical handling of actual and ap-parent conflicts of interest between personal and professional relation-ships;
 b) Full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission and in all public communications.
 c) Compliance with all applicable governmental laws, rules and regulations;
 d) Prompt internal reporting of violations of the code, should any occur, to any of the principal officers of the Fund and all appropriate persons ident-ified in the code; and
 e) The principal executive officer of the Fund will be held accountable for adherence to the code as presented above.


Item 3. Audit Committee Financial Expert.

    The Fund has assets under 2 million and has no audit committee and therefore has no audit committee financial expert. The Fund's officers and board of directors, which consists of independent directors that control 60% of the board, oversee and review all Fund reports. The current Fund auditor is Michael Baranowsky of Sanville & Company. Mr. Baranowsky conducts the var-ious Fund audits and continues to indicate satisfaction with the Fund's in-ternal controls, security certificate inspections, and other Fund reporting. At this time the Fund believes it has adequate supervision over its account-ing procedures, practices and reporting.


Item 4-8. (Reserved)


Item 9. Controls and Procedures.

   Peter J. Lencki is the president of the Fund. He handles all financial matters of the Fund and has provided the internal control procedures to produce detailed and accurate reports in all financial matters involving Fund operations. Peter J. Lencki reports to the board of directors on a continuous
   basis.   Mr. Lencki is also president and owner of the investment adviser, the Emerald Research Corporation. Walter A. Lencki, the Chief Financial Officer of the Fund and an investor in the investment adviser, oversees the Fund's financial reports. Auditors have reviewed the Internal Control exer-cised by the Fund during this past year and found no material weaknesses.


Item 10. Exhibits.

   A. Code of Ethics.
      Filed under Item 2 Code of Ethics above


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